UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 9, 2025, Top Wealth Group Holding Limited (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell (the “Offering”), a total of 720,000 units (each a “Unit”), each consisting of one Class A ordinary share of par value $0.009 per share (the “Class A Ordinary Shares”), one Series A Class A Warrant (the “Series A Class A Warrant”) and one Series B Class A Warrant (the “Series B Class A Warrant” and collectively with the Series A Class A Warrant, the “Class A Warrants”) at a public offering price of $7.00 per Unit. The Class A Warrants with an exercise price of $7.00 per Class A Ordinary Share, will be immediately exercisable following issuance. The Series A Class A Warrants will expire on the five-year anniversary of the original issuance date. The Series B Class A Warrants will expire on the eighteen-month anniversary of the original issuance date. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on December 10, 2025.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-290351), as amended, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2025 and declared effective by the SEC on December 8, 2025. The final prospectus was filed on December 10, 2025.

Univest Securities, LLC acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a placement agency agreement dated December 9, 2025 (the “Placement Agency Agreement”), by and between the Company and the Placement Agent. The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for (i) non-accountable expense allowance equal to 1% of the gross proceeds received by the Company; and (ii) legal fees and other out-of-pocket fees, costs and expenses of up to $120,000. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of the Offering primarily for general corporate and working capital purposes.

In connection with the Offering, the Company’s directors and officers and each holder of Class A Ordinary Shares holding 5% or more of the Company’s issued and outstanding Class A Ordinary Shares entered into lock-up agreements, pursuant to which, for a period of ninety (90) days after the closing of the Offering, have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the common stock or securities convertible into or exercisable or exchangeable for the common stock of the Company. In addition, pursuant to the Securities Purchase Agreement, the Company has agreed (i) not to (a) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or any securities convertible into, or exercisable or exchangeable for, Class A Ordinary Shares or (b) file any registration statement or amendment or supplement thereto, in each case subject to certain exceptions, for a period of forty (45) days following the closing, and (ii) not to effect or enter into an agreement to effect any issuance of Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares involving a Variable Rate Transaction (as defined in the Securities Purchase Agreement) until the one-year anniversary of the closing, subject to certain exceptions.

The foregoing description of the Series A Class A Warrants, the Series B Class A Warrants, the Placement Agency Agreement and the Securities Purchase Agreements are qualified in their entirety by reference to the full text of the form of Series A Class A Warrants, the form of Series B Class A Warrants, the form of Placement Agency Agreement and the form of Securities Purchase Agreement, which are furnished hereto as Exhibit 4.1, 4.2, 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and are incorporated herein in their entirety by reference.

Pursuant to the Offering, on December 9, 2025, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On December 10, 2025, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Series A Class A Warrant
4.2	Form of Series B Class A Warrant
10.1	Form of Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
99.1	Press Release, dated December 9, 2025
99.2	Press Release, dated December 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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